UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_________ to_________
Commission file number 001-35475

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Zurn Elkay 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Zurn Elkay Water Solutions Corporation
511 West Freshwater Way
Milwaukee, WI 53204

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report Of Independent
Registered Public Accounting Firm

Benefits Committee of Zurn Elkay Water Solutions Corporation and
Plan Participants of Zurn Elkay 401(k) Plan
Milwaukee, Wisconsin

Opinion On The Financial Statements
We have audited the accompanying statements of net assets available for benefits of Zurn Elkay 401(k) Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis For Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ RubinBrown LLP
We have served as the Plan's auditor since 2008.
Kansas City, Missouri
June 25, 2024

Zurn Elkay 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets
Investments at fair value:
Mutual funds	$59,466,342	$169,155,926
Common/collective trust	17,419,984	25,911,811
Zurn Elkay Stock Fund	—	4,411,175
Investment in Zurn Elkay Master Trust	259,262,689	—
Investments at fair value	336,149,015	199,478,912

Receivables:
Notes receivable from participants	4,081,894	2,027,057
Employer contributions receivable	—	121,385
Total receivables	4,081,894	2,148,442
Net assets available for benefits	$340,230,909	$201,627,354

The accompanying notes are an integral part of these financial statements.

Zurn Elkay 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2023

Additions to net assets attributed to:
Contributions:
Employer	$5,086,559
Participants	12,792,616
Rollovers	2,503,198
Total contributions	20,382,373

Deductions from net assets attributed to:
Benefits paid to participants	57,102,026
Administrative fees	519,476
Total deductions	57,621,502

Investment income:
Interest and dividends	1,030,299
Net change in fair value of investments	9,861,845
Investment income - Zurn Elkay Master Trust	35,499,575
Investment income	46,391,719

Interest income on notes receivable from participants	239,326
Increase in net assets available for benefits before conversion in/(out)	9,391,916

Conversion in	129,290,238
Conversion out	(78,599)

Net increase in net assets available for benefits after conversion in/(out)	138,603,555

Net assets available for benefits - beginning of year	201,627,354

Net assets available for benefits - end of year	$340,230,909

The accompanying notes are an integral part of these financial statements.

Zurn Elkay 401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022

1.    Description of the Plan
    The following description of the Zurn Elkay 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for more complete information.
On February 12, 2022, Zurn Water Solutions Corporation ("Zurn") entered into a definitive agreement to combine with Elkay Manufacturing Company (“Elkay”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among Zurn, Elkay, Zebra Merger Sub, Inc., a wholly-owned subsidiary of Zurn (“Merger Sub”), and Elkay Interior Systems International, Inc., as representative of the stockholders of Elkay. The Merger Agreement provides that among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Elkay would merge with Merger Sub, with Elkay surviving as a wholly-owned subsidiary of Zurn (the “Merger”). Zurn and Elkay merged effective July 1, 2022 and created Zurn Elkay Water Solutions Corporation (the "Company").
As a result of the Zurn and Elkay merger, the participants in Elkay’s legacy 401(k) plan, the Elkay Manufacturing Company Savings and Retirement Plan merged into the Zurn 401(k) plan effective January 1, 2023. The participants' service prior to January 1, 2023 is honored for determining eligibility and vesting service in the Plan. The Plan was renamed Zurn Elkay 401(k) Plan effective January 1, 2023. During 2023, there were funds received and loan transfers from Elkay's legacy 401(k) plan of $129,290,238 and $1,993,643, respectively.
General
    The Plan is a defined contribution deferral savings plan administered by the Zurn Elkay Water Solutions Corporation Benefits Committee and covers substantially all nonunion employees and a portion of union employees of the Company and its affiliates as defined in the Plan Document.
    The Plan is primarily intended to assist employees in supplementing their retirement income by providing a tax-deferred savings vehicle. A participant is eligible to participate in the Plan after 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan’s trustee and record keeper is Principal Financial Services, Inc. (the "Trustee" or "Principal").
Contributions
    Participants may elect to defer from 1% to 75% of their annual compensation to the Plan limited to the maximum contribution amount as defined by the Internal Revenue Service ("IRS"). As permitted by Section 401(k) of the Internal Revenue Code ("IRC"), the amounts contributed are not taxable until paid out by the Plan. Participants who have attained age 50 before the close of the Plan year may make catch up contributions to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover").
    Participants may elect to defer from 1% to 75% of their annual compensation for the Roth 401(k) contribution to the Plan, limited to the maximum contribution amount as defined by the IRS. Participants making Roth 401(k) contributions who have attained the age of 50 are also eligible to make catch-up Roth 401(k) contributions to the Plan. Participants may also contribute amounts representing distributions from other qualified Roth 401(k) plans. A participant's compensation associated with a Roth 401(k) contribution is subjected to federal income taxes in the year of contribution, but the contribution and, in most cases, the earnings on the contribution are not subject to federal income taxes when distributed in accordance with IRS requirements.
    All employees that become eligible for the Plan are subject to automatic enrollment. The salary deferral rate at automatic enrollment is set at a 8% pre-tax contribution rate with an auto-escalation feature that increases contributions 1% annually on July 1 of each year until the contribution percentage reaches 10%. An employee can change the deferral rate made through automatic enrollment by electing a different percentage, and they can affirmatively elect not to participate in the Plan or can elect to contribute on an after-tax Roth 401(k) basis. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled. The automatic salary deferral will be invested in a fund allocation based on the employee’s age, unless otherwise directed by the employee.
    The Company matches employee contributions at 50% of the first 8% of eligible wages. Catch-up contributions are not matched by the Company. Participants’ contributions and Company matching contributions are deposited into participant accounts. The Company matching contributions shall be allocated on a calendar quarter basis in the form of Company stock.

Notes to Financial Statements (continued)
Vesting
    Participants are immediately vested in their contributions plus actual earnings thereon. The value of Company contributions vests at the earlier to occur of disability, death, attainment of age 65, or three years of service, with some exceptions for certain merged plans. If a participant terminates employment before becoming vested, the value of Company contributions to their account is forfeited.
Participant Accounts
    Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of Company matching contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options
    Upon enrollment in the Plan, a participant may direct contributions in various investment options maintained by the Trustee. As of December 31, 2023, the Plan offers participants the option to invest their contributions in the following types of investments: mutual funds (24 offered), a common/collective trust (1 offered), and the Zurn Elkay Stock Fund (1 offered). Participants may change their investment options with the Trustee at their discretion. Portfolio investment allocation elections by participants can be up to 100% of any investment option except the Zurn Elkay Stock Fund, which is restricted to a maximum portfolio investment allocation of 20%. All participants must comply with insider trading laws and the Company’s policies, including its insider trading policy, when making any transactions in the Zurn Elkay Stock Fund.
Payment of Benefits
    The account balance, to the extent it is vested, will be paid upon request to participants who have retired, become disabled, or otherwise left the Company, or to the beneficiaries of deceased participants.
    Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments up to a 15-year period.
    The Plan will distribute a participant’s entire account balance to any participant (or to such participant’s beneficiary in the case of death) who has an account balance less than $1,000 following their termination of employment or death. If the participant’s account balance is between $1,000 and $5,000 following their termination of employment or death, the Plan will automatically rollover a participant’s entire account balance to a designated third-party individual retirement plan provider. Distribution or automatic rollovers of small account balances will occur before the end of the second Plan year following the Plan year during which the participant ceases to participate in the Plan.
Participant Hardship Withdrawals
    A participant may withdraw all or a portion of their contributions subject to certain hardship withdrawal provisions.
Forfeited Accounts
    As of December 31, 2023 and 2022, there were approximately $8,203 and $7,278, respectively, of unallocated forfeited accounts. Forfeited accounts are used to reduce future Company contributions or administrative expenses of the Plan. During the year ended December 31, 2023, $1,001,950 and $54,250 of forfeitures were used to reduce Company contributions and administrative expenses, respectively. Subsequent to year end, $152,237 of forfeitures were utilized to fund contributions related to 2023.
Notes Receivable from Participants
    Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan Administrator. At December 31, 2023, outstanding loans bore interest at rates ranging from 4.25% to 9.5%. Principal and interest are paid ratably through payroll deductions, with maturity dates through June 2035.

Notes to Financial Statements (continued)
Administrative Expenses
    Plan administrative expenses are paid by the Company or the Plan, at the Company’s discretion. Administrative expenses paid from plan assets totaled $519,476 for the year ended December 31, 2023.
Plan Termination
    Although it has not expressed any intention to do so, the Company has the right to terminate the Plan, subject to the provisions set forth in ERISA. If the Plan is terminated, Plan assets will be distributed to the participants based on the individual participant’s interest in the Plan. In the event the Plan is terminated, all participants at the time of termination, would become 100% vested in their accounts.
2.    Summary of Significant Accounting Policies
Basis of Accounting
    The accompanying financial statements have been prepared on the accrual basis of accounting.
Estimates and Assumptions
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
    Benefit payments to participants are recorded when paid.
Valuation of Investments and Income Recognition
    The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
In addition, the Plan holds investments in the Zurn Elkay Master Trust (the "Master Trust") which are held in custody at Principal Trust Company and are recorded at fair value. Fair value is the price that would be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.
    Investment income is recorded as earned on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net change in fair value of investments represents the difference between the aggregate fair value of investments at the end of the year and the values at the beginning of the year, and includes any realized gains and losses and unrealized appreciation or depreciation on those investments.
    Certain management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net change in the fair value of investments on the Statement of Changes in Net Assets Available for Benefits.
Notes Receivable from Participants
    Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution in accordance with the terms of the Plan Document.

Notes to Financial Statements (continued)
Risks and Uncertainties
    The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate changes, credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.
Contributions Receivable And Credit Loss Policy
As of January 1, 2023, the Plan adopted Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses, using a modified-retrospective approach. The standard replaces the previous incurred loss model and requires entities to record an estimate of expected losses on financial assets for the remaining estimated life of the asset. This estimate must include consideration of historical experience, current conditions and reasonable and supportable forecasts. The standard applies to the Plan’s Employer contributions receivable. The adoption did not have a material impact on these financial statements.
There is no Employer contribution receivable balance as of December 31, 2023; therefore, there is no allowance for current expected credit loss. No allowance for doubtful accounts was necessary at December 31, 2022.
3.    Investment in Zurn Elkay Master Trust
A portion of the Plan's investments are in the Zurn Elkay Master Trust (the "Master Trust"), which was established effective January 1, 2023 for the investment of assets of the Plan and another Company-sponsored retirement plan. Each plan is a sub-account under the Master Trust. The Plan may invest in any or all of the investments in the Master Trust. Financial information relating to the investments in the Master Trust is included in the financial statements and is based on information provided by the Trustee.
Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual plans based upon units of participation held by each plan. Administrative and investment management expenses are paid from the Master Trust and are allocated to the Plan as a reduction of investment income (loss).
The fair value of the Master Trust assets, which has not been audited by the Plan's independent auditors, has been certified by the Trustee as complete and accurate. The following table presents the net assets of the Master Trust at December 31, 2023:

	2023
	Master Trust	Plan's Interest in Master Trust
Assets
Investments
Mutual funds	$259,513,165	$244,845,345
Common stock	10,202,358	10,187,055
Common/collective trust	4,601,367	4,062,530
Total Investments	274,316,890	259,094,930
Cash	168,011	167,759
Total Assets	274,484,901	259,262,689
Net Assets Available For Benefits	$274,484,901	$259,262,689
During the year ended December 31, 2023, changes in the Master Trust investments were as follows:

2023
Investment Income
Net change in fair value of investments	$35,411,646
Interest and dividend income	87,929
Net Investment Income	$35,499,575

Notes to Financial Statements (continued)
4.    Fair Value Measurements
     Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC 820"), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about the assumptions a market participant would use.
In accordance with ASC 820, fair value measurements are classified under the following hierarchy:
Level 1    Quoted prices for identical instruments in active markets.
Level 2    Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.
Level 3    Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.
    If applicable, the Plan uses quoted market prices in active markets to determine fair value, and therefore classifies such measurements within Level 1. Where market prices are not available, the Plan makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters. These measurements are classified within Level 3 if they use significant unobservable inputs.
    A description of the valuation methodologies used for assets measured at fair value is as follows:
•Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•Common/collective trust - Valued at the NAV of units of the common/collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective trust fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. A full redemption of the Plan’s interest in the Galliard Stable Return Fund N requires a 12-month notice period. The common/collective trust held by the Plan files an annual return on Form 5500 as a direct filing entity.
•Zurn Elkay Stock Fund - The Zurn Elkay Stock Fund (the Fund) consists of the Company’s common stock and short-term cash, which provides liquidity for daily trading. The Company’s common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are held in a money market mutual fund and are valued at fair value based on the NAV per share. A market-based NAV per share is calculated for the Fund periodically, and is the basis for participant transactions. The Fund is valued using the calculated NAV as a practical expedient to estimate fair value.
    The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
    There have been no changes to the methodologies used at December 31, 2023 or 2022.

Notes to Financial Statements (continued)
    The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Mutual funds	$59,466,342	$—	$—	$59,466,342
Common/collective trust (a)				17,419,984
				$76,886,326
    The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Mutual funds	$169,155,926	$—	$—	$169,155,926
Common/collective trust (a)				25,911,811
Zurn Elkay Stock Fund (a)				4,411,175
				$199,478,912
(a)    Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
5.    Fair Value Measurements of Zurn Elkay Master Trust
     Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC 820"), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about the assumptions a market participant would use.
In accordance with ASC 820, fair value measurements are classified under the following hierarchy:
Level 1    Quoted prices for identical instruments in active markets.
Level 2    Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.
Level 3    Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.
    If applicable, the Master Trust uses quoted market prices in active markets to determine fair value, and therefore classifies such measurements within Level 1. Where market prices are not available, the Master Trust makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters. These measurements are classified within Level 3 if they use significant unobservable inputs.
    A description of the valuation methodologies used for assets measured at fair value is as follows:
•Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
•Common stock - Valued at either the closing price reported on the active market on which the individual securities are traded or valued by a pricing service which determines the valuation of normal institutionalized trading units of such securities using methods based upon market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders.

Notes to Financial Statements (continued)
•Common/collective trust - Valued at the NAV of units of the common/collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Master Trust to initiate a full redemption of the common/collective trust fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. A full redemption of the Master Trust’s interest in the Galliard Stable Return Fund N requires a 12-month notice period. The common/collective trust held by the Master Trust files an annual return on Form 5500 as a direct filing entity.
    The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
    The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Mutual funds	$259,513,165	$—	$—	$259,513,165
Common stock	10,202,358	—	—	10,202,358
Total Assets at Fair Value	$269,715,523	$—	$—	269,715,523
Common/collective trust (a)				4,601,367
				$274,316,890
(a)    Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 3, Investments in Zurn Elkay Master Trust.
6.    Related Party Transactions and Party In Interest Transactions
    Certain Plan and Master Trust investments are shares of a mutual fund or a common/collective trust managed by the Trustee. In addition, at December 31, 2023 and 2022, Plan investments include shares of common stock of the Company, the Plan's sponsor. The fair value of these shares was $10,187,055 and $4,411,175, at December 31, 2023 and 2022, respectively. These transactions qualify as party in interest transactions but are exempt from the prohibited transactions regulations under ERISA.
7.    Income Tax Status
    The IRS has determined and informed the Company by a letter dated October 14, 2014 that the Plan, as then designed, and the related trust satisfy the applicable provisions of the IRC. The Plan has been amended since the date of the opinion letter; however, the Company and the Plan Administrator believe that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC and therefore no provision for income taxes has been included in the Plan financial statements.
    The Plan's management has reviewed the Plan's tax exempt status and analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the years ended December 31, 2023 and 2022, respectively. There are currently no audits specific to the Plan for any tax periods in progress from any taxing authorities.

Notes to Financial Statements (continued)
8.    Reconciliation of Financial Statements to Form 5500
    The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2023 and 2022:

	2023	2022
Net assets available for benefits per the financial statements	$340,230,909	$201,627,354
Fair value adjustment for common/collective trust	(793,133)	—
Adjustment for employer contribution receivable	—	(121,385)
Adjustment for deemed distributed loans	(279,303)	(64,451)
Net assets available for benefits per Form 5500	$339,158,473	$201,441,518
    The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 for the year ended December 31, 2023:

2023

Increase in net assets available for benefits before conversion in/(out) per the financial statements	$9,391,916
Adjustment for net change in deemed distributed loans	(214,852)
Fair value adjustment for common/collective trust	(793,133)
Adjustment for employer contribution receivable	121,385
Net income per Form 5500	$8,505,316

Zurn Elkay 401(k) Plan
EIN: 04-3722228 PLAN NUMBER: 006
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

	Identity Of Issuer, Borrower,				Current
	Lessor Or Similar Party	Description Of Investment	Shares	Cost**	Value

	Columbia Small Cap Value II Fund	Mutual Fund	144,206		$2,523,605
	DFA Commodity Strategy	Mutual Fund	146		635
	DFA Global Real Estate Securities	Mutual Fund	61,874		635,447
	EuroPacific Growth Fund	Mutual Fund	30,847		1,687,338
	Fidelity Inflation Protected Bond	Mutual Fund	39		352
	Fidelity International Bond Index	Mutual Fund	81		742
	Fidelity Short-Term Bond Index Fund	Mutual Fund	76		741
	Fidelity Small Cap Growth K6 Fund	Mutual Fund	173,095		2,608,540
	Fidelity Total Market Index	Mutual Fund	839		110,603
*	Galliard Stable Return Fund	Common/Collective Trust	282,563		17,419,984
	Invesco Developing Markets Fund	Mutual Fund	22,911		883,694
	Pear Tree Polaris Foreign Value Fund	Mutual Fund	34,456		383,835
	PGIM High Yield Fund	Mutual Fund	539,220		2,555,903
	PGIM Total Return Bond Fund	Mutual Fund	185,633		2,238,734
	PIMCO CommodityRealReturn Strategy Fund	Mutual Fund	40,455		523,898
	T Rowe Price Blue Chip Growth Fund Inc	Mutual Fund	78,823		11,835,278
	T Rowe Price International Discovery Fund	Mutual Fund	14,162		894,485
	Vanguard Equity Income Fund	Mutual Fund	87,971		7,413,306
	Vanguard Extended Market Index Fund	Mutual Fund	33,333		4,155,956
	Vanguard High Yield Corporate Fund	Mutual Fund	134		726
	Vanguard Institutional Index Fund	Mutual Fund	41,143		16,189,048
	Vanguard Total Bond Market Index	Mutual Fund	545		5,287
	Vanguard Total Bond Market Index Fund	Mutual Fund	244,715		2,376,183
	Vanguard Total International Stock	Mutual Fund	457		56,918
	Vanguard Total International Stock Index Fund	Mutual Fund	19,157		2,385,088

					76,886,326

*	Participant Loans	Participant loans with interest rates between 4.25% and 9.5% and with maturity dates through June 2035			3,802,591

					$80,688,917

*	Represents a party in interest as defined by ERISA.
**	Cost information was omitted for Plan assets that are participant directed.

The above information is a required disclosure for Form 5500, Schedule H, Part IV, line 4i.

Zurn Elkay Water Solutions Corporation
Exhibit List to Form 11-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Zurn Elkay 401(k) Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Zurn Elkay 401(k) Plan

By:	/s/ Danielle Moritz
Name:	Danielle Moritz
Title:	Director of Compensation & Benefits

Date: June 25, 2024